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CUSIP No. 383482106                                            Page 1 of 9 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Final Amendment)

                    Under the Securities Exchange Act of 1934


                            Gothic Energy Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    383482106
                                 (CUSIP Number)

Thomas J. Cannon, III                      John C. MacMurray, Esq.
Merrill Lynch Capital Corporation          Reboul, MacMurray, Hewitt,
World Financial Center                       Maynard & Kristol
North Tower, 27th Floor                    45 Rockefeller Plaza
New York, New York  10281                  New York, New York  10111
Tel. (212) 449-7768                        Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 2, 1997
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 383482106                                            Page 2 of 9 Pages




1)    Name of Reporting Person               Merrill Lynch
      S.S. or I.R.S. Identification          Capital Corporation
      No. of Above Person

2)    Check the Appropriate Box                  (a) [ ]
      if a Member of a Group                     (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        Not Applicable

5)    Check if Disclosure of
      Legal Proceedings is                   Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

6)    Citizenship or Place
      of Organization                        Delaware

Number of                     7)    Sole Voting        -0-
Shares Beneficially                 Power
Owned by
Reporting Person:
                              8)    Shared Voting
                                    Power              -0-

                              9)    Sole Disposi-      -0-
                                    tive Power



                              10)   Shared Dis-
                                    positive Power     -0-

11)   Aggregate Amount Beneficially                    -0-
      Owned by Reporting Person

12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

13)   Percent of Class
      Represented by                                   -0-
      Amount in Row (11)

14)   Type of Reporting
      Person                                    CO
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CUSIP No. 383482106                                            Page 3 of 9 Pages


                                  Schedule 13D

            Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 9, 1995 and Amendment No. 1 thereto filed on December 21, 1995 (as so amended, the "Schedule 13D").

Item 1.   Security and Issuer.

            This statement relates to the common stock (the "Common Stock") of Gothic Energy Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105.

Item 2. Identity and Background.

            (a) The undersigned hereby files this Schedule 13D on behalf of Merrill Lynch Capital Corporation, a Delaware corporation ("MLCC" or the "Reporting Person"). MLCC is an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc., a Delaware corporation ("ML"). The name, business address and occupation of each executive officer and director of MLCC and ML is set forth on Schedule A hereto.

            (b) The principal business of MLCC is to manage its portfolio of investments in operating companies. ML is a holding company whose subsidiaries include a registered broker-dealer and other entities engaged in varied investment activities.

            (c) MLCC's and ML's principal business address is World Financial Center, North Tower, New York, New York 10281.

            (d) Neither MLCC nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither MLCC nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 383482106                                            Page 4 of 9 Pages



Item 3. Source and Amount of Funds or Other Consideration.

            MLCC acquired 1,000,000 shares of Common Stock (the "Shares") on June 2, 1995 in partial discharge of certain indebtedness owed to MLCC by Johnson Ranch Partners, a Texas general partnership ("JRP"). Pursuant to a Purchase and Sale Agreement dated as of April 13, 1995 among, as seller, JRP and JRP Resources, L.C., a Texas Limited Liability Company ("Resources" and, collectively with JRP, the "Seller"), and, as buyer, the Issuer, then known as TNC Media, Inc., a Delaware corporation ("TNC") (the Issuer changed its name from TNC to Gothic Energy Corporation on April 15, 1995) (the "Purchase Agreement"), the Issuer purchased from Seller various properties, including certain oil and gas wells, saltwater disposal wells, leasehold interests and personal property (the "Subject Property", as defined in the Purchase Agreement). The Purchase Agreement was filed as Exhibit A to the original
Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. As consideration for the Subject Property, the Issuer paid to Seller $7,250,000 in cash and the Shares (the "Purchase Price"). The Purchase Price, including the Shares, was transferred by JRP to MLCC in partial satisfaction of certain secured indebtedness of JRP to MLCC.

Item 4. Purpose of Transaction.

            The purpose of the transaction described in Item 3 above was to partially satisfy secured indebtedness of JRP to MLCC.

Item 5. Interest in Securities of the Issuer.

            (a) MLCC owns no shares of Common Stock, or 0% of the Common Stock outstanding.

            (b) MLCC had the sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock that it owned.

            (c) On January 2, 1997 the Reporting Person disposed of the Shares pursuant to an Assignment and Assumption Agreement dated as of December 27, 1996 among the Reporting Person, Merrill Lynch Portfolio Management Inc. (collectively, the "Sellers") and Kulen Capital, L.P. (the "Purchaser") (the "Assignment Agreement"). The Assignment Agreement is incorporated herein by reference to Exhibit A to the Schedule 13D of Kulen Capital, L.P. with respect to the Issuer, as filed with the Securities and Exchange Commission on January
9, 1997, and any description
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CUSIP No. 383482106                                            Page 5 of 9 Pages


thereof is qualified in its entirety by reference thereto. Pursuant to the terms of the Assignment Agreement, the Sellers agreed to sell, and the Purchaser agreed to buy, the Sellers' right, title and interest in, to and under certain equity and debt securities and instruments (the "Transferred Securities") and certain related agreements (the "Transferred Agreements"). The Shares were included among the Transferred Securities. The aggregate purchase price paid by the Purchaser under the Assignment Agreement was $22,000,000.

            (d) No other person had the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by MLCC.

            (e) MLCC ceased to be the beneficial owner of more than five percent of the Common Stock on January 2, 1997.

Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to
            Securities of the Issuer.

            On November 13, 1995 the Issuer filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission in connection with its public offering of units comprised of Common Stock and warrants to purchase Common Stock (the "Public Offering"). On October 18, 1995 the Reporting Person entered into an agreement with the Issuer (the "Lock-Up and Registration Rights Agreement"), pursuant to which the Reporting Person agreed (i) to refrain from exercising its registration rights under the Purchase Agreement in connection with the Public Offering and (ii) not to sell or otherwise dispose of any of the Shares for a period of thirteen months after the effective date of the Public Offering, except in a private transaction in which the proposed transferee agrees to be bound by the transfer and resale restrictions imposed on the Reporting Person by the Lock-Up and Registration Rights Agreement. The Lock-Up and Registration Rights Agreement was filed as Exhibit A to Amendment No. 1 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. After the expiration of thirteen months after the effective date of the Public Offering (or the termination of the Reporting Person's transfer and resale restrictions, as described in the Lock-Up and Registration Rights Agreement), the Reporting Person had the right to request that the Issuer effect the registration under the Securities Act of 1933, as amended, of all of the Shares then held by it. The Lock-Up and Registration Rights Agreement is a Transferred Agreement as defined in the Assignment Agreement, and the Purchaser has assumed the Reporting Person's rights and obligations thereunder in accordance with the
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CUSIP No. 383482106                                            Page 6 of 9 Pages


provisions of the Assignment Agreement.

Item 7.     Material to be Filed as Exhibits.

            Exhibit A - Assignment Agreement (incorporated by reference to Exhibit A to the Schedule 13D of Kulen Capital, L.P. with respect to the Issuer, as filed with the Securities and Exchange Commission on January 9, 1997)


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CUSIP No. 383482106                                            Page 7 of 9 Pages




                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1997


                                          MERRILL LYNCH CAPITAL
                                          CORPORATION



                                          By:/s/ James Rossi
                                             ------------------------
                                             Name:  James Rossi
                                             Title:  Secretary






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CUSIP No. 383482106                                            Page 8 of 9 Pages


                                   SCHEDULE A

                 EXECUTIVE OFFICERS AND DIRECTORS OF MLCC AND ML

            The business address of each person listed below is World Financial Center, North Tower, New York, New York 10281. Each person listed below is a citizen of the United States, and the occupation of each person listed below refers to his relationship to MLCC and/or ML.

(i)   MLCC

      Name                          Occupation
      ----                          ----------
Jeffrey A. Martin                   Senior Vice President
James Rossi                         Secretary and Director
Neven Viducic                       Treasurer
Matthias B. Bowman                  Director
Barry S. Friedberg                  Director

(ii)  ML

      Name                          Occupation
      ----                          ----------
Daniel P. Tully                     Chairman of the Board
David H. Komansky                   President, Chief Operating
                                    Officer, Chief Executive Officer
                                    and Director
Stephen L. Hammerman                Vice Chairman, General Counsel
                                    and Director
Theresa Lang                        Senior Vice President and
                                    Treasurer
Joseph T. Willett                   Senior Vice President
                                    and Chief Financial Officer
Michael J. Castellano               Senior Vice President
                                    and Controller
Gregory T. Russo                    Secretary
Herbert M. Allison, Jr.             Executive Vice President
Barry S. Friedberg                  Executive Vice President
Edward L. Goldberg                  Executive Vice President
Jerome P. Kenney                    Executive Vice President
Thomas H. Patrick                   Executive Vice President
Winthrop H. Smith, Jr.              Executive Vice President
John L. Steffans                    Executive Vice President
Arthur Zeikel                       Executive Vice President
William O. Bourke                   Director
Jill K. Conway                      Director
Earle H. Harbison, Jr.              Director
George B. Harvey                    Director
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CUSIP No. 383482106                                           Page 9 of 9 Pages

      Name                          Occupation
      ----                          ----------
William L. Hoover                   Director
Robert P. Luciano                   Director
Aulana L. Peters                    Director
John J. Phelan, Jr.                 Director
Worley H. Clark                     Director
William L. Weiss                    Director
David K. Newbigging                 Director